UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Integral Systems, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

45810H107

(CUSIP Number)

Eric M. DeMarco

President and Chief Executive Officer

Kratos Defense & Security Solutions, Inc.

4820 Eastgate Mall, San Diego, CA 92121

(858) 812-7300

Copies to:

Deyan Spiridonov

Teri O’Brien

Paul, Hastings, Janofsky & Walker LLP

4747 Executive Drive, 12th floor

San Diego, CA 92121

(858) 458-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 45810H107	Schedule 13D

1.	Names of Reporting Persons Kratos Defense & Security Solutions, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,380,078.71

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,380,078.71

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0% (1)

14.	Type of Reporting Person CO

(1)  Assumes (a) 17,785,265 shares outstanding (including restricted shares) as of May 19, 2011 and (b) the issuance of all 453,671 shares of Integral Systems common stock underlying options included in the number reported in Row 11.

CUSIP No. 45810H107	Schedule 13D

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.01 per share (the “Shares”), of Integral Systems, Inc., a Maryland corporation (“Integral”). The principal executive office of Integral is located at 6721 Columbia Gateway Drive, Columbia, Maryland 21046.

Item 2.	Identity and Background.

(a)-(c), (f) This Schedule is being filed by Kratos Defense & Security Solutions, Inc., a Delaware corporation (“Kratos”).  The principal executive office of Kratos is located at 4820 Eastgate Mall, San Diego, CA  92121.

Kratos is an innovative provider of mission-critical engineering, information technology services, strategic communications and warfighter products, solutions and services.  Kratos works primarily for the U.S. government and federal government agencies, but also performs work for state and local agencies and commercial customers.  The principal services provided by Kratos are related to, but are not limited to, Command, Control, Communications, Computing, Combat Systems, Intelligence, Surveillance and Reconnaissance (C5ISR); weapons systems lifecycle support and sustainment; military weapon range operations and technical services; missile, rocket and weapons system test and evaluation; missile and rocket mission launch services; public safety, security and surveillance systems; modeling and simulation; unmanned aerial vehicle systems; and advanced network engineering and information technology services.  Kratos offers its customers solutions and expertise to support their mission-critical needs by leveraging its skills across its core service areas.

Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Kratos (collectively, the “Schedule A Persons”), in each case as of the date hereof.

(d) and (e) During the last five years, neither Kratos nor, to the knowledge of Kratos, any of the Schedule A Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 15, 2011, Kratos entered into Voting Agreements (as defined in Item 4 below) with certain Integral Stockholders (as defined in Item 4 below) as a condition and inducement to Kratos entering into the Merger Agreement (as defined in Item 4 below).  As described in response to Item 4 below, the Shares to which this Schedule relates have not been purchased by Kratos as of the date of this filing, and thus no funds were used for this purpose. Kratos did not use any funds or pay any additional consideration to acquire the rights under the Voting Agreements.

For more detailed descriptions of the Merger Agreement and the Voting Agreements, see Item 4 below, which descriptions are incorporated by reference herein in response to this Item 3.

Item 4.	Purpose of Transaction.

(a)-(b) As an inducement for Kratos to enter into the Merger Agreement (as defined below), each of the Integral Stockholders entered into a Voting Agreement. The purpose of the Voting Agreements is to facilitate the transactions contemplated by the Merger Agreement.

CUSIP No. 45810H107	Schedule 13D

Merger Agreement

On May 15, 2011, Kratos entered into an Agreement and Plan of Merger (the “Merger Agreement”), with IRIS Merger Sub Inc., a Maryland corporation and a wholly-owned subsidiary of Kratos (“Merger Sub”), IRIS Acquisition Sub LLC, a Maryland limited liability company and a wholly-owned subsidiary of Kratos (“Merger LLC”), and Integral.  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Integral, and Integral will continue as the surviving corporation and as a wholly-owned subsidiary of Kratos (the “Merger”).

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any shares of the capital stock of Integral, each outstanding Share (other than shares of Integral’s restricted stock and Shares owned directly or indirectly by Kratos, Merger Sub or any wholly owned subsidiary of Integral) will be converted into the right to receive (i) $5.00 in cash, without interest, and (ii) 0.588 shares of Kratos common stock (the “Merger Consideration”).

In addition, at the Effective Time, each Integral stock option that has an exercise price less than $13.00 per share shall, if the holder thereof elects in writing, be cancelled in exchange for an amount in cash equal to the product of the total number of Shares subject to such in-the-money option, multiplied by the aggregate value of the excess, if any, of $13.00 over the exercise price per share subject to such option, less the amount of any tax withholding. Each Integral stock option that has an exercise price equal to or greater than $13.00 per share and each Integral in-the-money option the holder of which does not make the election described in the preceding sentence shall be converted into an option to purchase Kratos common stock, with (i) the number of shares subject to such option adjusted to equal the number of Shares subject to such out-of-the-money option multiplied by 0.9559, rounded up to the nearest whole share, and (ii) the per share exercise price under each such option adjusted by dividing the per share exercise price under such option by 0.9559, rounded up to the nearest whole cent. Each share of restricted stock granted under an Integral equity plan or otherwise, whether vested or unvested, that is outstanding immediately prior to the completion of the Merger shall be cancelled and the holder thereof shall be entitled to receive an amount in cash equal to the product of the total number of restricted Shares held by such holder, multiplied by $13.00, less the amount of any tax withholding. No fractional shares of Kratos common stock will be issued in the Merger.

Completion of the Merger is subject to various customary conditions, including, among other things: (i) the approval of the stockholders of Kratos and Integral; (ii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by each of Kratos and Integral and the compliance by each of Kratos and Integral with their respective obligations under the Merger Agreement; (iii) obtaining clearance under the Hart-Scott-Rodino Antitrust Improvements Act, as amended; and (iv) the declaration of the effectiveness by the SEC of the Registration Statement on Form S-4 to be filed by Kratos.

The Merger Agreement contains customary representations, warranties and covenants, including covenants obligating Kratos and Integral to continue to conduct their respective businesses in the ordinary course and to cooperate on seeking regulatory approvals and providing access to each other’s information. The Merger Agreement also contains a representation by Kratos regarding the availability of funds to complete the transactions contemplated by the Merger Agreement, and a customary “no solicitation” provision pursuant to which, prior to the completion of the Merger, neither Kratos nor Integral is permitted to solicit or engage in discussions with any third party regarding another acquisition proposal unless it has received an unsolicited proposal or offer that the recipient’s board of directors determines is or could reasonably be expected to result in a “Superior Proposal”.

Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain stockholders of Integral (collectively, the “Integral Stockholders”) entered into voting agreements in favor of Kratos (collectively, the “Voting Agreements”).

The Integral Stockholders collectively own 1,926,407.71 Shares, and 453,671 options to acquire Shares that are exercisable within 60 days of the filing date of this Schedule. If the Integral Stockholders fully exercised such options, they would own 13.0% of the then-outstanding Shares (based upon the 17,785,265 Shares (including restricted shares) issued and outstanding as of May 19, 2011).  Attached as Schedule B, and incorporated by reference herein, is a chart setting forth the names of, and the numbers of Shares and options to acquire Shares that are beneficially held by, each Integral Stockholder and subject to this Schedule.

CUSIP No. 45810H107	Schedule 13D

Pursuant to the Voting Agreements, the Integral Stockholders have agreed to vote, or cause to be voted, all Shares beneficially owned by them in favor of the adoption of the Merger Agreement.  In addition, the Integral Stockholders have agreed to vote all such Shares against any acquisition proposal related to Integral or any other action involving Integral that would in any manner interfere with or impede the Merger or the Merger Agreement.  Each Integral Stockholder has also granted an irrevocable proxy to certain officers of Kratos to vote the Shares held by such stockholder in accordance with the terms of the Voting Agreements.

The Voting Agreements provide that each Integral Stockholder will not, among other things, sell, encumber, transfer or otherwise dispose of, or enter into any contract, option or other agreement with respect to the transfer of, any Shares beneficially owned by such stockholder, or grant any proxies with respect to such Shares.  The Integral Stockholders have also agreed not to take any actions that Integral is prohibited from taking pursuant to the “no solicitation” provisions contained in the Merger Agreement.

The Voting Agreements will terminate upon the earliest to occur of:  (i) the termination of the Merger Agreement in accordance with its terms; (ii) the date on which the Merger becomes effective; and (iii) the date on which an amendment to the Merger Agreement is effected without the consent of the Integral Stockholders that decreases the Merger Consideration or materially and adversely affects such Integral Stockholder.

(c) Not applicable.

(d) Reference is made to Items 4(a)-(b) above.  Pursuant to Sections 1.6 and 1.7 of the Merger Agreement, from and after the Effective Time, (i) the directors of Merger Sub will serve as directors of the surviving corporation, and (ii) the officers of Merger Sub will serve as the officers of the surviving corporation.

(e) Other than as described above, not applicable.

(f) Other than as described above, not applicable.

(g) Not applicable.

(h) Reference is made to Items 4(a)-(g) above.  Upon consummation of the Merger, the Shares will cease to be listed on the NASDAQ Global Select Market.

(i) Not applicable.

(j) Other than as described in this Schedule or in the Merger Agreement or the Voting Agreements, Kratos does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) — (i) of this Schedule or any similar matter.  Kratos intends to continue to review Integral and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management, personnel and other matters and to further consider, following consummation of the Merger, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

The foregoing descriptions of the Merger, the Merger Agreement and the Voting Agreements do not purport to be complete.  References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements throughout this Schedule are qualified in their entirety by reference to the Merger Agreement, which is Exhibit 1 to this Schedule, and the form of Voting Agreement, which is Exhibit 2 to this Schedule.  These agreements are incorporated into this Schedule wherever references and descriptions of them appear.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Kratos does not own any Shares.  However, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the Voting Agreements, Kratos may be deemed to share with each Integral Stockholder the power to vote or to direct the voting of the Shares of such Integral Stockholder covered by the respective Voting Agreement solely with respect to those matters described in such Voting Agreement.

The Integral Stockholders collectively own 1,926,407.71 Shares, and 453,671 options to acquire Shares that are exercisable within 60 days of the filing date of this Schedule. Accordingly, Kratos may be deemed to be the beneficial owner of an aggregate of 2,380,078.71 Shares, which would represent 13.0% of the issued and

CUSIP No. 45810H107	Schedule 13D

outstanding Shares were the options fully exercised (based the 17,785,265 Shares (including restricted stock) issued and outstanding as of May 19, 2011).

Except as described in Item 4 of this Schedule and in the Voting Agreements, Kratos is not entitled to any rights as a stockholder of Integral.  Kratos disclaims beneficial ownership of the Shares covered by the Voting Agreements and nothing herein shall be construed as an admission that Kratos is the beneficial owner of such Shares.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by Kratos or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

Other than the Shares that may be deemed to be beneficially owned by Kratos by virtue of the Voting Agreements, Kratos does not beneficially own any Shares. To the knowledge of Kratos, none of the Schedule A Persons beneficially owns any Shares.

For more detailed descriptions of the Merger Agreement and the Voting Agreements, see Item 4 above, which descriptions are incorporated by reference herein in response to this Item 5.

(c) Other than as described in this Schedule, neither Kratos nor, to its knowledge, any Schedule A Person, has effected any transaction in Shares during the past 60 days.

(d) To the knowledge of Kratos, no person other than the Integral Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference herein, in Items 3, 4 and 5 of this Schedule is incorporated by reference herein.  Other than as described in this Schedule and the agreements incorporated by reference herein and set forth as exhibits hereto, Kratos does not have, and, to the knowledge of Kratos, the Schedule A Persons do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of Integral.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1

Agreement and Plan of Merger, dated May 15, 2011, by and among Kratos Defense & Security Solutions, Inc., Integral Systems, Inc., IRIS Merger Sub Inc., and IRIS Acquisition Sub LLC (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Kratos Defense & Security Solutions, Inc. on May 18, 2011).

Exhibit 2

Form of Voting Agreement, dated May 15, 2011, by and between Kratos Defense & Security Solutions, Inc. and the directors and certain executive officers of Integral Systems, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed by Kratos Defense & Security Solutions, Inc. on May 18, 2011).

CUSIP No. 45810H107	Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

	By:	/s/ Deborah Butera
Deborah Butera
Senior Vice President, General Counsel and Secretary/Registered In-House Counsel

Date: May 24, 2011

[Signature Page to Schedule 13D]

CUSIP No. 45810H107	Schedule 13D

Schedule A

Directors and Executive Officers of

Kratos Defense & Security Solutions, Inc.

The following tables set forth the name and present principal occupation or employment of each director and executive officer of Kratos Defense & Security Solutions, Inc.  Unless otherwise indicated below, the country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: c/o Kratos Defense & Security Solutions, Inc., 4820 Eastgate Mall, San Diego, CA 92121.

Board of Directors

Name	Principal Occupation or Employment
Scott Anderson	Principal of Cedar Grove Partners, LLC, an investment and consulting/advisory partnership with a focus on wireless communications investments.
	Address:	3825 Issaquah Pine Lake Road Sammamish, WA 98075
Bandel Carano	Managing Partner of Oak Investment Partners, LLC, a multi-stage venture capital firm.
	Address:	525 University Avenue, Suite 1300 Palo Alto, CA 94301
Eric DeMarco	President and Chief Executive Officer
William Hoglund	Member and Owner of SAFE Boats International, LLC, a leading manufacturer of vessels for military, law enforcement, and commercial purposes.
	Address:	8800 SW Barney White Rd. Port Orchard, WA 98367
Scot Jarvis	Managing Member of Cedar Grove Partners, LLC, an investment and consulting/advisory partnership with a focus on wireless communications investments.
	Address:	3825 Issaquah Pine Lake Road Sammamish, WA 98075
Jane Judd	Retired
Sam Liberatore	Retired

Executive Officers

(Other than Directors)

Name	Principal Occupation or Employment
Deanna Lund	Executive Vice President and Chief Financial Officer
Laura Siegal	Vice President, Corporate Controller and Treasurer
Deborah Butera	Senior Vice President, General Counsel and Secretary/Registered In-House Counsel
Benjamin Goodwin	President, Public Safety and Security Segment
Phillip Carrai	President, Technology and Training Solutions
Richard Selvaggio	President, Weapons Systems Solutions
David M. Carter	President, Defense Engineering Solutions

CUSIP No. 45810H107	Schedule 13D

Schedule B

Integral Stockholders and Shares

Stockholder	Common Stock	Options Exercisable Within 60 Days
John M. Albertine	16,666	63,334
Alan Baldwin	10,000	85,000
Brian Kahn	10,000	0
Vintage Partners, L.P.	1,750,000	0
Melvin L. Keating	11,666	0
Bruce L. Lev	13,332	10,000
R. Doss McComas	10,000	46,667
Thomas S. Moorman, Jr.	10,000	0
Bonnie K. Wachtel	77,008	0
R. Miller Adams	852.6377	33,334
Paul G. Casner	1,558.2605	126,668
Stuart C. Daughtridge	10,690.7805	52,001
James B. Kramer	4,634.0294	26,667
Robert F. Wright	0	10,000

Total:	1,926,407.71	453,671